SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934
                          For the Month of October 2004
                             -----------------------
                          TECNOMATIX TECHNOLOGIES LTD.
                 (Translation of Registrant's Name into English)
            Delta House, 16 Abba Eban Avenue, Herzliya 46120, Israel

                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         [X] Form 20-F     [_] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               [_] Yes   [X] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     TECNOMATIX TECHNOLOGIES LTD.
                                     (Registrant)

                                     By: /s/ Jaron Lotan
                                     ----------------------------
                                     Jaron Lotan
                                     President & Chief Executive Officer


Dated:  October 28, 2004

                                                                October 20, 2004



Dear Fellow Shareholder:


You are cordially invited to attend the Annual General Meeting of Shareholders of Tecnomatix Technologies Ltd. (the "COMPANY" or "TECNOMATIX") to be held on Thursday, November 18, 2004 at 10:00 a.m. Israel time, at the executive offices of the Company at Delta House, 16 Abba Eban Avenue, Herzliya, Israel.

At the meeting, the shareholders shall be requested to elect two directors to replace or succeed the directors whose term in office has expired as of the meeting. The proposed nominees to serve as directors are as follows.



NAME                    PRINCIPAL OCCUPATION
Aharon Dovrat           Serves as Chairman of Dovrat & Co., a private investment company,
                        Chairman of Isal Amlat Ltd., a public investment company traded on the Tel Aviv Stock Exchange, and as a Director of Delta Galil
                        Industries Ltd., a public company engaged in textile manufacturing traded on the New York Stock Exchange.

Avi Zeevi               A founding partner in several high-tech venture capital funds including Carmel Software Fund and Dor Ventures Fund.


Both Messrs. Dovrat and Zeevi are currently serving as Tecnomatix directors. The directors elected in the meeting shall serve as Class C Directors and their term of office shall be until the Annual General Meeting of shareholders to be held in 2007.

In addition to these proposed directors, Tecnomatix's current directors include:
Messrs. Harel Beit-On and Shlomo Dovrat, whose term expires at the Annual General Meeting of shareholders to be held in 2005 and Messrs. Kenneth Bialkin and Yaron Eitan, whose term expires at the Annual General Meeting of shareholders to be held in 2006.

In accordance with the Israeli Company's Law, 5759-1999, Israeli companies are required to appoint two external directors. Mr. Gerald B. Cramer, co-founder and Chairman of CRM LLC, and Ms. Talia Livni, Adv., President of Naamat-Israel, currently serve the Company in such capacity, with their term of office expiring in October 2006.

At the meeting, the Company's shareholders will be requested to (i) elect two new members of the Board of Directors, as described above; (ii) approve the purchase by the Company of directors' and officers' liability insurance policy;
(iii) approve an increase in the number of Ordinary Shares authorized for grant under the Company's 2003 Global Share Option Plan; (iv) receive and discuss Tecnomatix's 2003 consolidated financial statements; and (v) ratify the reappointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the Company's independent public accountants for the year ending December 31, 2004 and authorize the Board of Directors, subject to prior approval by the Audit Committee of the Board of Directors, to determine their remuneration. The adoption of each of the foregoing resolutions will require the affirmative vote of holders of a majority of the shares held by the shareholders present in person or represented by proxy and voting at the meeting.

At the meeting, the Company's management will report on the affairs of the Company and a discussion period will be provided for questions and comments of general interest to the shareholders.

We look forward to greeting those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. We recommend a vote FOR approval of the proposed resolutions included in the formal notice of meeting attached hereto. Accordingly, you are urged to sign, date and mail the enclosed Proxy in the envelope provided at your earliest convenience.

Thank you for your cooperation.



                                            Very truly yours,


                                            /s/ Harel Beit-On
                                            Harel Beit-On
                                            Chairman of the Board of Dirtectors
                                            Tecnomatix Technologies Ltd.

                          TECNOMATIX TECHNOLOGIES LTD.

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON NOVEMBER 18, 2004

Notice is hereby given that the Annual General Meeting of Shareholders of Tecnomatix Technologies Ltd. (the "COMPANY") will be held on Thursday, November 18, 2004 at 10:00 a.m. Israel time, at the executive offices of the Company at Delta House, 16 Abba Eban Avenue, Herzliya, Israel.

The agenda for the Annual General Meeting is as follows:

To adopt the following resolutions by simple majority of those shareholders in attendance at the meeting in person or by proxy:

     1. To elect the following two currently serving directors to serve as Class C Directors until the Annual General Meeting of shareholders to be held in 2007: Messrs. Aharon Dovrat and Avi Zeevi.

     2. To approve the purchase by the Company of directors' and officers' liability insurance for directors and officers of the Company and its subsidiaries.

     3. To approve an increase in the number of Ordinary Shares authorized for grant under the Company's 2003 Global Share Option Plan by 300,000 Ordinary Shares.

     4. To receive and discuss the Company's Consolidated Balance Sheet as of December 31, 2003 and the Consolidated Statements of Operations for the year then ended.

     5. To ratify the reappointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the independent public accountants of the Company for the year ending December 31, 2004 and to authorize the Board of Directors, subject to prior approval by the Audit Committee of the Board of Directors, to determine their remuneration.

     6. To transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on October 18, 2004 will be entitled to notice of, and to vote at, the Annual General Meeting.

Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed, stamped envelope provided. Shareholders who attend the meeting may revoke their proxy and vote their shares in person.

Joint holders of Ordinary Shares should take note that, pursuant to Article 31.4 of the Articles of Association of the Company, the vote of the senior of the joint holders of any Ordinary Shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of such Ordinary Share, and for this purpose seniority will be determined by the order in which the names were registered in the Company's Registrar of Members.

BY ORDER OF THE BOARD OF DIRECTORS,


/s/ Efrat Safran
Efrat Safran, Adv.
GENERAL COUNSEL AND SECRETARY
TECNOMATIX TECHNOLOGIES LTD.

                          TECNOMATIX TECHNOLOGIES LTD.

                                      PROXY

                    THIS PROXY IS SOLICITED ON BEHALF OF THE
                        BOARD OF DIRECTORS FOR USE AT THE
                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON NOVEMBER 18, 2004

The undersigned shareholder of Tecnomatix Technologies Ltd. (the "COMPANY") hereby appoints Mr. Oren Steinberg and Ms. Efrat Safran, and each of them, as the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described below all of the Ordinary Shares of the Company that the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company to be held on Thursday, November 18, 2004 at 10:00 a.m. Israel time, at the offices of the Company at Delta House, 16 Abba Eban Avenue, Herzliya, Israel and at any adjournment thereof.

THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS, REVOKES ANY PROXY OR PROXIES HERETOFORE GIVEN TO VOTE UPON OR ACT WITH RESPECT TO THE UNDERSIGNED'S SHARES AND HEREBY RATIFIES AND CONFIRMS ALL THAT SAID PROXIES, THEIR SUBSTITUTES OR ANY OF THEM, MAY LAWFULLY DO BY VIRTUE HEREOF.


[X]  Please mark your votes as in this example.

             FOR                AGAINST                ABSTAIN

             [X]                  [_]                    [_]

                                                                      FOR NOMINEE      WITHHOLD AUTHORITY FOR NOMINEE

1.       Election of Directors

         Aharon Dovrat                                                    [_]                        [_]
           Avi Zeevi                                                      [_]                        [_]

                                                                          FOR             AGAINST           ABSTAIN
2.       Approve the purchase by the Company of directors' and
         officers' liability insurance for directors and officers
         of the Company and its subsidiaries                              [_]               [_]               [_]

3.       To approve an increase in the number of Ordinary Shares
         authorized for grant under the Company's 2003 Global
         Share Option Plan by 300,000 Ordinary Shares                     [_]               [_]               [_]

4.       To ratify the reappointment of Brightman Almagor & Co., a
         member of Deloitte Touche Tohmatsu, as the independent
         public accountants of the Company for the year ending
         December 31, 2004 and to authorize the Board of
         Directors, subject to prior approval by the Audit
         Committee of the Board of Directors, to determine their
         remuneration                                                     [_]               [_]               [_]


Print Name:____________________ Signature(s):_________________ Date:___________


NOTE: Please mark, type name(s), sign exactly as name(s) appear on this proxy, date and return this proxy card promptly using the enclosed envelope. If the signer is a corporation, please sign full corporate name by duly authorized officer. Executives, administrators, trustees, etc. should state full title or capacity.